Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

i

Somekh Chaikin

8 Hartum Street, Har Hotzvim

PO Box 212

Jerusalem 9100102, Israel

+972 2 531 2000

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2019 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1 % of the total consolidated assets as of September 30, 2019, and whose revenues constitute 1% of the total consolidated revenues for the nine-month and three-month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 which refers to Note 1.2 to the annual consolidated financial statements, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the former controlling shareholder and other senior officers, and the transfer of the investigation file to the District Attorney’s Office. And as mentioned in that note, regarding the joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433 and the publication of the prosecuter’s office announcement, by which it is considering charging the former controlling shareholder and other senior officers with criminal charges, subject to a hearing. As stated in the above note, at this stage, the Company is unable to assess the effects of the investigations, their findings and their results on the Company, and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 10.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 17, 2019

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		September 30, 2019	September 30, 2018	December 31, 2018
		(Unaudited)	(Unaudited)	(Audited)
Assets	Note	NIS million	NIS million	NIS million

Cash and cash equivalents		639	1,408	890
Investments		1,750	1,517	1,404
Trade receivables		1,746	1,792	1,773
Other receivables		317	312	267
Inventory		94	86	97
Total current assets		4,546	5,115	4,431

Trade and other receivables		442	423	470
Broadcasting rights, net of rights exercised		63	470	60
Right-of-use assets		1,361	1,434	1,504
Fixed assets		6,217	6,789	6,214
Intangible assets	5.1	968	2,627	1,919
Deferred tax assets	6	18	1,041	1,205
Deferred expenses and non-current investments		469	519	462
Investment property	7	-	140	58
Total non-current assets		9,538	13,443	11,892
Total assets		14,084	18,558	16,323

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		September 30, 2019	September 30, 2018	December 31, 2018
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	Note	NIS million	NIS million	NIS million

Debentures, loans and borrowings	8	1,126	1,798	1,542
Current maturities of liabilities for leases		427	443	445
Trade and other payables		1,503	1,602	1,690
Employee benefits	9	365	330	581
Provisions	10	143	106	175
Current tax liabilities		15	9	-
Dividend payable		-	318	-
Total current liabilities		3,579	4,606	4,433

Loans and debentures	8	9,393	10,149	9,637
Liability for leases		989	1,024	1,106
Employee benefits	9	539	266	445
Derivatives and other liabilities		178	212	174
Liabilities for deferred taxes		50	91	56
Provisions		39	40	38
Total non-current liabilities		11,188	11,782	11,456

Total liabilities		14,767	16,388	15,889

Total equity (deficit)		(683)	2,170	434
Total liabilities and equity		14,084	18,558	16,323

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: November 17, 2019

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 13)	6,727	6,995	2,247	2,301	9,321
Costs of activity
General and operating expenses (Note 14)	2,420	2,494	794	815	3,379
Salaries	1,455	1,507	474	494	1,992
Depreciation, amortization, and impairment losses (Notes 3.1 and 5)	1,425	1,609	481	547	2,189
Other operating expenses (income), net (Note 15)	(400)	113	39	6	634
Impairment loss (Note 3.1 and 5)	951	10	-	10	1,675
Total operating expenses	5,851	5,733	1,788	1,872	9,869

Operating profit (loss)	876	1,262	459	429	(548)
Financing expenses (income) (Note 16)
Financing expenses	481	383	224	127	516
Financing income	(41)	(56)	(19)	(18)	(81)
Financing expenses, net	440	327	205	109	435

Profit (loss) after financing expenses, net	436	935	254	320	(983)
Share in losses of equity-accounted investees	(2)	(3)	(1)	(1)	(3)
Profit (loss) before income tax	434	932	253	319	(986)
Taxes on income (Note 6)	1,516	243	62	85	80
Profit (loss) for the period	(1,082)	689	191	234	(1,066)
Earnings per share (NIS)
Basic earnings (loss) per share (NIS)	(0.39)	0.25	0.07	0.08	(0.39)

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit (loss) for the period	(1,082)	689	191	234	(1,066)
Remeasurement of a defined benefit plan	(35)	-	(33)	-	16
Items of other comprehensive income (loss) (net of tax)	-	23	(5)	(3)	26
Total comprehensive income (loss) for the period	(1,117)	712	153	231	(1,024)

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Equity Deficit)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company
Nine months ended September 30, 2019 (Unaudited):
Balance as at January 1, 2019	3,878	384	390	(59)	(4,159)	434
Loss for the period	-	-	-	-	(1,082)	(1,082)
Other comprehensive loss for the period, net of tax	-	-	-	-	(35)	(35)
Total comprehensive loss for the period	-	-	-	-	(1,117)	(1,117)

Balance as at September 30, 2019	3,878	384	390	(59)	(5,276)	(683)

Nine months ended September 30, 2018 (Unaudited):
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Profit for the period	-	-	-	-	689	689
Other comprehensive income for the period, net of tax	-	-	-	23	-	23
Total comprehensive income for the period	-	-	-	23	689	712
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(686)	(686)
Balance as at September 30, 2018	3,878	384	390	(62)	(2,420)	2,170

Three months ended September 30, 2019 (Unaudited)
Balance as at July 1, 2019	3,878	384	390	(54)	(5,434)	(836)
Profit for the period	-	-	-	-	191	191
Other comprehensive loss for the period, net of tax	-	-	-	(5)	(33)	(38)
Total comprehensive income for the period	-	-	-	(5)	158	153

Balance as at September 30, 2019	3,878	384	390	(59)	(5,276)	(683)

Three months ended September 30, 2018 (Unaudited)
Balance as at July 1, 2018	3,878	384	390	(59)	(2,336)	2,257
Profit for the period	-	-	-	-	234	234
Other comprehensive loss for the period, net of tax	-	-	-	(3)	-	(3)
Total comprehensive income for the period	-	-	-	(3)	234	231
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(318)	(318)
Balance as at September 30, 2018	3,878	384	390	(62)	(2,420)	2,170

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Equity Deficit) (Contd.)

	Share capital	Share premium	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Attributable to shareholders of the Company

Year ended December 31, 2018 (Audited)
Balance as at January 1, 2018	3,878	384	390	(85)	(2,423)	2,144
Loss in 2018	-	-	-	-	(1,066)	(1,066)
Other comprehensive income for the year, net of tax	-	-	-	26	16	42
Total comprehensive income (loss) for 2018	-	-	-	26	(1,050)	(1,024)
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	(686)	(686)
Balance as at December 31, 2018	3,878	384	390	(59)	(4,159)	434

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	(1,082)	689	191	234	(1,066)
Adjustments:
Depreciation, amortization, and impairment losses	1,425	1,609	481	547	2,189
Impairment loss of assets	951	10	-	10	1,675
Share in losses of equity-accounted investees	2	3	1	1	3
Financing expenses, net	395	329	171	105	445
Capital gain, net	(472)	(7)	(11)	(1)	(15)
Taxes on income (Note 6)	1,516	243	62	85	80
Change in trade and other receivables	26	200	8	66	241
Change in inventory	(5)	6	4	(7)	(5)
Change in trade and other payables	(133)	(140)	43	(30)	(138)
Change in provisions	(32)	12	(5)	(3)	81
Change in employee benefits	(156)	44	(58)	(40)	489
Change in other liabilities	(17)	(18)	(11)	(2)	-
Net income tax paid	(242)	(382)	(89)	(82)	(467)
Net cash from operating activities	2,176	2,598	787	883	3,512
Cash flow used for investing activities
Purchase of fixed assets	(851)	(889)	(300)	(308)	(1,216)
Investment in intangible assets and deferred expenses	(302)	(301)	(104)	(95)	(390)
Investment in bank deposits and securities	(1,965)	(2,124)	(185)	(190)	(2,338)
Proceeds from bank deposits and others	1,616	907	379	344	1,244
Proceeds from the sale of fixed assets	64	43	15	12	160
Proceeds on account of sale of the Sakia property (Note 7)	328	-	-	-	155
Receipt (payment) of permit fees, betterment levy, and purchase tax*	(74)	(121)	75	(9)	(121)
Receipt (payment) of betterment tax*	5	(80)	-	-	(80)
Miscellaneous	7	22	(3)	14	34
Net cash used in investing activities	(1,172)	(2,543)	(123)	(232)	(2,552)

*	For the sale of the Sakia property, see Note 7

The attached notes are an integral part of the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans (Note 8)	1,688	320	1,188	-	891
Repayment of debentures and loans (Note 8)	(2,333)	(232)	(1,971)	(50)	(1,567)
Payments of principal and interest for leases	(322)	(330)	(115)	(109)	(422)
Interest paid	(211)	(209)	(21)	(5)	(421)
Costs for early repayment of loans and debentures (Note 8.3)	(73)	-	(73)	-	-
Dividends paid	-	(368)	-	-	(686)
Miscellaneous	(4)	(9)	(4)	(2)	(46)
Net cash used for financing activities	(1,255)	(828)	(996)	(166)	(2,251)
Increase (decrease) in cash and cash equivalents, net	(251)	(773)	(332)	485	(1,291)
Cash and cash equivalents at beginning of period	890	2,181	971	923	2,181
Cash and cash equivalents at end of period	639	1,408	639	1,408	890

The attached notes are an integral part of the condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company as at September 30, 2019 include those of the Company and its subsidiaries (jointly referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 18 – Segment Reporting).

1.2	Investigations of the Israel Securities Authority and the Police Force

For information about the investigations of the Israel Securities Authority and the Police Force, see Note 1.2 to the Annual Financial Statements.

On September 1, 2019, the Prosecutor’s Taxation and Economic Division announced that it had notified the former controlling shareholder of Bezeq Group and other senior officers of the Company and of DBS in the relevant period, that it is considering filing an indictment against them subject to a hearing, on suspicion of offenses of serious fraud, breach of trust, and reporting offenses under the Israel Securities Law (“the Announcement”). According to the Announcement, the hearing letter refers to suspicions in various cases, including impairing the work of the independent committee of the Company’s Board of Directors that was addressing the Company’s acquisition of DBS shares, fraud related to the receipt of compensation in the Company’s acquisition of DBS, and impairing the work of the independent committee of the Company’s Board of Directors that was addressing the agreement between DBS and Spacecom Ltd.

In addition, according to the Announcement, the Prosecutor’s Office informed the Company’s former CEO and the former adviser to Bezeq Group that it is considering bringing charges against them, subject to a hearing, for offenses of fraud and breach of trust in their dealings with the former Director General of the Ministry of Communications. In this connection, the former CEO is also suspected of a reporting offense under the Israel Securities Law and obstruction of justice.

In addition, according to the Announcement, the former CEO and former controlling shareholder are also accused of reporting offenses under the Israel Securities Law, and of obstruction of justice.

As set out in Note 1.2.3 to the Annual Financial Statements, the Company does not have full information about the investigations, their content, the materials, and the evidence in the possession of the legal authorities (even after the Announcement). Accordingly, the Company is unable to assess the effects of the investigations, their findings, and their results on the Company, as well as on the financial statements, and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those investigations will be completed as required.

1.3	Control in the Company

On August 8, 2019, B Communications Ltd., the controlling shareholder, linked, of the Company, which is controlled by Internet Gold - Golden Lines Ltd. (“Internet Gold”), informed the Company that, following the signing of a binding agreement with Searchlight Partners Capital LP (“Searchlight”) and a corporation controlled by the Fuhrer family for the acquisition of shares of Internet Gold at B Communications and another investment in B Communications on June 24, 2019, all the approvals required by the organs of B Communications and the parent company, Internet Gold, for the approval of the transaction have been obtained. Subsequently, on August 18, 2019, the court approved the creditors’ arrangement for the transaction, and on November 11, 2019, the Ministry of Communications approved the transaction and a control permit was received (on the same day, the subsidiaries Pelephone, Bezeq International, and DBS, as license holders in Bezeq Group, also received approval from the Ministry of Communications for the transfer of control and indirect means of control). In accordance with the update of B Communications, the target date for finalizing the transaction is scheduled for December 2, 2019.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2018 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the condensed interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 17, 2019.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

Other than as set out below, the judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied the preparation of the Annual Financial Statements.

Information about significant estimates and judgments, for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference
Measurement of recoverable amounts of cash-generating units	Expected cash flows from cash-generating units	Recognition of impairment loss	Note 5
Assessment of indications of impairment in cash-generating units	Whether the developments in the period constitute indications of impairment of cash-generating units	Assessment of the recoverable amount of cash-generating units	Note 5
Provisions and contingent liabilities, including levies	The Company’s assessments of the estimated payment to the authorities for the levies on the real estate asset in the Sakia property	Change in capital gain for the sale of a real estate asset in the Sakia property.	Note 7

In addition, see Note 6 on the write-off of the tax asset for the losses of DBS due to a change in estimate.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

3.	Reporting Principles and Accounting Policy

The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in this section below.

3.1	Presentation of impairment loss of assets

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other expenses in the statement of income. On the other hand, an impairment loss of assets arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in DBS and Walla is presented under “operating and general expenses”, while impairment of fixed assets and intangible assets is presented under “depreciation, amortization and impairment” in the statement of income.

3.2	Initial application of new standards

IFRIC 23, Uncertainty Over Income Tax Treatments

As from January 1, 2019, the Group applies the interpretation of IFRIC 23, Uncertainty Over Income Tax Treatments. IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. Application of IFRIC 23 did not have a material effect on the Group’s financial statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 14 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	Further to Note 14.1.2 to the Annual Financial Statements about the application of each of the subsidiaries Pelephone, Bezeq International, and DBS for approval to change the corporate structures, according to which the full operations and assets of each of the subsidiaries will be transferred to a separate limited partnership, wholly-owned by the Company, on September 25, 2019, notice was received from the Ministry of Communications that the application is being reviewed by the professional entities at the Ministry of Communications.

4.3	DBS Satellite Services (1998) Ltd. (“DBS”)

4.3.1	On March 13, 2019, the Company’s Board of Directors approved a resolution of the Board of Directors of DBS to approve a plan for migration from satellite broadcasts to broadcasts over the internet, in a gradual, long-term process that is expected to spread over seven years. In October 2019, DBS announced the launch of another internet TV service (yes+), which includes linear TV channels, as well as VOD content and an advanced technological interface.

4.3.2	As at September 30, 2019, DBS has an equity deficit in the amount of NIS 123 million and a working capital deficit in the amount of NIS 302 million. According to the forecasts of DBS, it expects to continue to accumulate operational losses in the coming years and therefore will be unable to meet its obligations and continue operating as a going concern without the Company’s support.

Further to Note 14.2.3 to the Annual Financial Statements, on February 13, 2019, the Company provided DBS, through a letter of undertaking, a credit facility or capital investments in the amount of NIS 250 million, which DBS can withdraw for a period of 15 months from that date. Insofar as the Company elects to provide credit, the repayment date of the credit will not be earlier than the end of the term of the credit facility.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

The letter of undertaking was replaced by new letters of undertaking in a total amount of NIS 250 million in May 2019 and then in August 2019, with each letter of undertaking replacing the preceding one (and not in addition to). The last letter of undertaking is valid for 15 months as from July 1, 2019 until September 30, 2020.

In March 2019, the Company invested NIS 70 million in DBS, NIS 50 million in July 2019, and another NIS 25 million in October 2019, in accordance with the undertakings set out above.

On November 17, 2019, the Company’s Board of Directors approved an irrevocable undertaking of the Company to DBS to provide a credit facility or a capital investment of NIS 250 million for 15 months, as from October 1, 2019 and until December 31, 2020, instead of the undertaking of August 2019.

The management of DBS believes that the financial resources at its disposal, which include the working capital deficit, the credit facility, and the Company’s capital investments, as set out above, will be adequate for the operations of DBS for the coming year.

4.3.3	See Note 5.2 below for information about the impairment of assets recognized by DBS in the financial statements as at September 30, 2019.

5.	Impairment

5.1	Impairment in the cellular communications segment

As at the date of the financial statements for the second quarter of 2019, Pelephone has updated its forecasts for the coming years. At the same time, Pelephone identified indications of a possible impairment, partially due to its performance in the first half of 2019 and in view of the decrease in expectations for market recovery (strengthening of the sixth operator).

As a result, the Company estimated the recoverable amount of the cash-generating cellular communications unit as at June 30, 2019.

The value in use of the cellular communications cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as at the end of the current period with the addition of the salvage value. The cash flow forecast is based, among other things, on Pelephone’s performance in recent years and assessments regarding the expected trends in the cellular market in the coming years (competitive dynamics, price level, regulation, and technological developments).

The main assumption underlying the forecast is that competition in the market will continue with high intensity in the short term and that a stable and certain gradual increase in prices will occur in the medium to long term. The revenue forecast is based on assumptions regarding the number of Pelephone subscribers, average revenue per user, and sales of terminal equipment. The expense forecast is based, among other things, on streamlining of fixed expenses (which does not result in restructuring) and, in particular, on assumptions regarding the extent of the decrease in the number of Pelephone employees and the related salary expenses. The other operating expenses and level of investments were adjusted to the forecasted scope of Pelephone’s operations

The nominal capital price taken into account for the valuation is 10.3% (after tax) (in 2018, 10.3%). In addition, a permanent growth rate of 2.5% was assumed (in 2018 - 2.5%). The valuation is sensitive to changes in the permanent growth rate and the discount rate. In addition, the valuation is sensitive to the net cash flow in the representative year in general, and to the average revenue per user (ARPU) and number of users at the end of the range of the forecast in particular (a change of NIS 1 in ARPU results in a change in the value of operations amounting to NIS 285 million).

It should be noted that Pelephone has operating losses, therefore the value in use of the cellular communications cash-generating unit is based entirely on Pelephone’s projections for improved profitability in the coming years.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

The valuation was prepared by an external appraiser. Based on the valuation as described above, the value of Pelephone’s operations amounted to NIS 1,214 million, compared with the value in the Company’s financial statements in the amount of NIS 2,165 million. Accordingly, in the second quarter of 2019, the Company recognized a loss from impairment of goodwill attributable to the cellular communications cash-generating unit in the amount of NIS 951 million. The balance of goodwill attributable to the cash-generating cellular communications unit after recognition of impairment is NIS 76 million and the unit’s recoverable amount is the same as its carrying amount.

As at September 30, 2019, Pelephone assessed the existence of indications that may indicate impairment. As at the reporting date, no indications have been identified that may indicate further possible impairment in the cellular communications cash-generating unit.

5.2	Impairment in the multi-channel television segment

Further to Note 11.4 to the Annual Financial Statements regarding impairment recognized in 2018 for the multi-channel television cash-generating unit, the valuation as at December 31, 2018 presented a value in use that is significantly lower than the carrying amount of DBS. Based on reviews performed by an external appraiser as at September 30, 2019, and according to the assessment of the management of DBS, it was found that there were no changes in the projected financial results of DBS, there were no material changes in market expectations, and no regulatory changes were made. Accordingly, in view of the negative value of the operations as determined in the valuation as at December 31, 2018, DBS amortized the non-current assets as at September 30, 2019, up to the net disposal value of these assets.

Accordingly, in the nine- and three-months period ended September 30, 2019, the Group recognized an impairment loss of NIS 287 million, and NIS 80 million, respectively. The impairment loss was attributed to the assets of DBS, as set out below, and was included in depreciation, amortization, and impairment expenses and in operating and general expenses in the statement of income, as set out in Note 3.1 above.

Attribution of impairment loss to Group assets:

	Impairment loss of assets
	Nine months ended September 30, 2019	Three months ended September 30, 2019
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Broadcasting rights - less rights utilized (the expense was presented under operating and general expenses)	154	41
Fixed assets (the expense was presented under depreciation and impairment expenses)	98	30
Intangible assets (the expense was presented under depreciation and impairment expenses)	36	10
Rights of use in leased property (reduced expense presented as depreciation, amortization, and impairment expenses)	(1)	(1)
Total impairment recognized	287	80

For information about the method used by DBS to measure the fair value (Level 3) of the assets, less disposal costs, see Note 11.4 to the Annual Financial Statements.

5.3	Assessment of indications of impairment in the international communications and internet services segment

Further to Note 11.6 to the Annual Financial Statements regarding Bezeq International’s impairment assessment, Bezeq International performed a routine assessment for indications of impairment as at September 30, 2019, in accordance with the provisions of IAS 36 and noting the low gap measured on December 31, 2018 between the value of Bezeq International’s operations and the carrying amount of its net operating assets. As at the date of the financial statements, there were no indications of impairment.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

6.	Income Tax

6.1	Further to Note 7.5 to the Annual Financial Statements regarding the deferred tax asset for the losses in DBS in the amount of NIS 1,166 million, the Company wrote off the tax asset by way of revising the estimate as from the financial statements of the second quarter of 2019, and accordingly, the Company recognized tax expenses in the amount of NIS 1,166 million in the statement of income for the three months ended June 30, 2019, after the Company’s assessment of the probability of using the tax asset was no longer more likely than not. For the purpose of assessing the probability of utilization of the tax asset as at June 30, 2019, the Company considered, among other things, the absence of developments in its discussions with authorities and government agencies, various developments in recent months, and the effect of the passage of time.

6.2	Further to Note 7.5 to the Annual Financial Statements regarding the Company’s petition to the High Court of Justice against the Ministry of Communications for immediate cancellation of the structural separation in Bezeq Group, on September 19, 2019, the State filed its response to the petition (after several extensions). In the State’s response it is argued that the petition should be dismissed in limine since it is premature at this time, prior to completion of the examination of the issue of structural separation by the special professional team appointed for the purpose by the Director General of the Ministry of Communications. It was further argued that the petition should be dismissed on its own right, in the absence of any grounds for judicial intervention in the matter, and that the conduct and decisions of the Ministry of Communications and of the Minister of Communications are very reasonable and are within the broad area of professional discretion granted to the Ministry of Communications in such matters, and that the discretion of the Minister of Communications is not bound by the policy document concerning expansion of competition in fixed-line communications - the wholesale market (which includes cancellation of the structural separation), in which it was explicitly stipulated that the development of the wholesale market and the possibility that it may impair competition or the public interest must be assessed, and this was done. It was further alleged that the Company did not comply with the terms and principles set out in the policy document and the provisions of the regulation set for its implementation, in all matters related to advancing and developing the reform in the wholesale market. The petition is scheduled for a hearing on January 30, 2020.

6.3	Further to Note 7.7.1 to the Annual Financial Statements regarding the validity of the tax decision of September 15, 2016, on October 2, 2019, the Company received a letter from the Tax Authority (“the Approval”) extending, at the Company’s request, the validity of the tax decision for one year (until December 31, 2020). In the Approval, the Tax Authority clarifies, among other things, that the Tax Authority has full authority to revoke the Approval if it emerges that as from the signing date of the Approval until December 31, 2019, there has been a material change in the business of the Company and DBS, that the extension of the validity of the tax decision refers to the tax decision of September 15, 2016 in the outline set out in the tax decision only, that it does not derogate from the Tax Authority’s authority not to extend the validity of the tax decision beyond December 31, 2020, and that it does not contain any confirmation that the companies are in compliance with the terms of the tax decision.

7.	Investment Property

Further to Note 13 to the Annual Financial Statements regarding the Company’s agreement for the sale of a real estate asset in the Sakia property, on May 5, 2019, the transaction was completed and the entire balance of the consideration for the sale of the asset in the amount of NIS 323 million (plus VAT) was received. This completed the receipt of the consideration for the transaction in a total amount of NIS 511 million.

Upon receipt of the balance of the consideration, the Company paid the demand for betterment tax in the amount of NIS 149 million, and in July 2019, it received a refund of half of the amount of the payment, against which it provided a bank guarantee, without this derogating from and/or impairing the steps taken and/or to be taken by the Company to cancel or reduce this fee.

The Company included capital gain of NIS 403 million in its financial statements for the second quarter of 2019. Recognition of the capital gain is based on the Company’s estimates of the amount to be paid to the authorities. It should be noted that if the Company’s estimates do not materialize, the final capital gain will be between NIS 250 million and NIS 450 million.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

8.	Debentures, Loans, and Borrowings

8.1	In June 2019 and September 2019, the Company raised debt in the amount of NIS 800 million, through a private loan from an institutional entity and from a bank, with an average duration of 6.8 years and at a fixed NIS interest rate of 3.5%. The terms of the loan are similar to those of other loans taken by the Company, as set out in Note 15.3 to the Annual Financial Statements.

8.2	In July 2019, the Company completed a private placement of Debentures (Series 11 and 12) to institutional investors. The debentures were listed for trading on the TACT-Tel Aviv Continuous Institutions Trading system of the Tel Aviv Stock Exchange Ltd. The total consideration (gross) that was received amounted to NIS 889.6 million, as set out below:

	Gross consideration (NIS)	Annual weighted interest	Linkage terms
Series 11	427,891,000	3.6%	Unlinked
Series 12	461,740,000	2.1%	Linked to the increase in the CPI

The debenture principal will be repaid in five equal payments between 2026 and 2030. The interest is payable twice a year as from December 1, 2019.

The Company intends to continue to take steps to list the debentures for trading on the TASE, subject to the law, the publication of a prospectus, and the receipt of the required permits. If the Debentures (Series 11 and 12) are listed on the main list of the TASE, the interest rate payable on the principle of the debentures as from their listing date on the main list, will decrease by 0.4%.

The terms of the debentures are similar to the terms of the debentures from the Company’s existing series (Series 6, 7, 9, and 10) as set out in Note 15.3 to the Annual Financial Statements. The consideration the issuance is earmarked for refinancing the Company’s debt as described in Note 8.3 below.

8.3	In the third quarter of 2019, the Company completed the early repayment of a number of loans from financial institutions and banks in the total amount of NIS 1.53 billion (principal).

In addition, in September 2019, the Company completed the early repayment of the Company’s Debentures (Series 7) in the amount of NIS 444 million par value, as part of a tender offer according to specifications at a price of 101.50 agorot per NIS 1 par value debenture.

The early repayment was mainly financed from debt raised at longer average durations in recent months, as set out in Notes 8.1 and 8.2 above.

Due to the early repayments as set out above, the Company recognized financing costs of NIS 73 million, which were included in the statement of income for the third quarter of 2019.

9.	Employee Benefits

9.1	On March 14, 2019, DBS signed a collective arrangement with the National Labor Federation and the employees’ representatives regarding streamlining and synergy procedures, commencing on June 1, 2019 until December 31, 2021 (“the Arrangement”). According to the Arrangement, in the Arrangement years, DBS will be entitled to terminate the employment of up to 325 employees. In addition, according to the Arrangement, DBS may also streamline by not recruiting employees to replace employees whose employment has terminated. Following the Arrangement and the submission of the efficiency plan outline to the employees’ representatives, DBS recognized expenses of NIS 45 million, mainly severance benefits. The expenses were included under other operating expenses in the statement of income for the first quarter of 2019.

On November 17, 2019, DBS signed an extension to its collective agreement with the New National Labor Federation and the employees’ representatives of DBS, with certain revisions, until December 31, 2021.

9.2	On July 11, 2019, Bezeq International signed a collective agreement with the General Labor Federation and the employees’ representatives. The Agreement includes streamlining and synergy processes for the period from July 11, 2019 to December 31, 2021. Under to the agreement, Bezeq International may streamline up to 325 employees (of which 150 are permanent employees, some as part of voluntary early retirement), in addition to the option of not recruiting employees to replace the employees who are terminating their employment. The agreement also includes a one-time bonus for employees who are not included in the retirement plan. Following the agreement and the submission of the efficiency plan outline to the employees’ representatives, the Company recognized expenses of NIS 45 million, mainly severance benefits and other employee benefits. The expenses were included under other operating expenses in the statement of income for the third quarter of 2019.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

9.3	On November 6, 2019, as part of its streamlining plan, the Company’s Board of Directors approved the retirement of 140 permanent employees (permanent and new permanent) and the termination of employment of another 60 employees with flexible employment status, at a total cost of NIS 143 million. In view of the above, the Company is expected to include an expense of NIS 137 million in its financial statements for the fourth quarter of 2019.

It should be noted that this retirement is in addition to the employee retirement plan (including transferred employees) in accordance with previous decisions of the Board of Directors as described in Note 18.5 to the Annual Financial Statements, for which the Company has already recognized a liability.

9.4	On November 13, 2019, Pelephone renewed the existing collective agreement with the General Labor Federation and the employees’ representatives, which includes streamlining and synergy processes for the period from November 12, 2019 through to June 30, 2022. Under the agreement, Pelephone may, among other things, terminate the employment of 210 tenured employees in the agreement period, some as early retirement. In addition, according to its plan, it will terminate the employment of another 190 non-tenured employees, and will not recruit employees to replace them. The agreement also includes a one-time bonus for employees who are not included in the retirement plan. The estimated cost is NIS 100 million, which will be paid over the agreement period, assuming full exercise of the rights of Pelephone to streamline and the fulfillment of conditions for providing additional financial benefits to the employees.

10.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 137 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2019 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 4.8 billion. There is also additional exposure of NIS 4.7 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

The amounts of the additional exposure in this Note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 10.4 below.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

10.1	Following is a detailed description of the Group’s contingent liabilities as at September 30, 2019, classified into groups with similar characteristics:

Claims group	Nature of the claims	Balance of provisions	Additional exposure	Exposure for claims that cannot yet be assessed
		NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	120	4,658	872
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	-	-	3,828	(2)(1)
Claims of employees and former employees of Group companies	Mainly individual lawsuits filed by employees and former employees of the Group, regarding various payments.	-	3	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes). See also Note 7.	17	20	8
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	-	63	15
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	-	61	-
Total legal claims against the Company and subsidiaries		137	4,805	4,723

(1)	Including exposure of NIS 2 billion for a motion for certification as a class action filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the certification ruling. Subsequently, the court decided to stay the proceedings until a ruling is made on the motion for a rehearing.

In the hearing on May 22, 2019 of the motion filed by the Company for another hearing, the Court proposed transferring the case to mediation. The plaintiff rejected the proposal. On July 18, 2019, a hearing was held to complete the parties’ arguments in the motion for a re-hearing. A ruling on the motion for a re-hearing has not yet been handed down.

(2)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. In accordance with the court’s decision, a joint motion is expected to be filed instead of these two motions. The proceedings are stayed until October 31, 2019, due to the investigation (as described in Note 1.2) and at the request of the Attorney General. At the beginning of November 2019, the Attorney General filed a motion to stay the proceedings until March 31, 2020.

10.2	Further to Note 19.3 to the Annual Financial Statements, regarding a class action filed in the United States against B Communications, Ltd., the controlling shareholder of the Company, and its officers, to which DBS and officers (both past and present) in DBS and in the Company were added, as well as motions filed by the defendants for the dismissal in limine of the motion and the claim, on March 28, 2019, the Company was notified of the ruling of the US court on that date, which accepted the petitions of DBS and of the officers (both past and present) in DBS and in the Company, and dismissed the case in limine due to the absence of jurisdiction against them.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

10.3	For further proceedings against the Group companies and officers, see Notes 19.2 and 19.4 to the Annual Financial Statements (the proceedings were stayed until October 31, 2019). At the beginning of November 2019, motions were filed to stay the proceedings until March 31, 2020. See also Note 19.5 to the Annual Financial Statements (following the request of the Attorney General, on June 26, 2019, the court ordered a stay of proceedings of six months for the case).

10.4	Subsequent to the reporting date, a claim amounting to NIS 80 million was filed against the Group companies, and a claim without a monetary estimate. As at the approval date of the financial statements, the chances of the claims cannot yet be assessed. In addition, claims with exposure of NIS 13 million came to an end.

11.	Agreements

Further to Notes 20.1 and 20.2 to the Annual Financial Statements, since Space Communications Ltd. (“Spacecom”) did not enter into an agreement which entered into force with a satellite manufacturer for the construction of the Amos 8 satellite by June 5, 2019, DBS has the option of notifying Spacecom of the termination of the agreement between the parties by March 5, 2020, and the agreement will come to an end on February 26, 2021. If DBS does not exercise the opt out option, and Amos 8 does not start operations by February 1, 2022, then the satellite agreement will terminate at the end of the life of Amos 3, which Spacecom estimates to be on January 31, 2026.

It should be emphasized that the total amount of agreement that was presented for the space segments under Note 20.1, as presented in the Annual Financial Statements, is NIS 822 million, and a total of NIS 236 million of this amount will not be exercised if the satellite agreement ends on January 31, 2026, as aforesaid.

12.	Equity

Further to Note 22.1 to the Annual Financial Statements regarding the approval of the Board of Directors to convene a general meeting to approve an increase in the Company’s registered share capital, on April 8, 2019, the Board of Directors of the Company resolved to remove the issue of ah increase in the registered share capital from the agenda of the general meeting, due to discussions with shareholders and the response to their requests.

For further information, see Note 22.2.1 to the Annual Financial Statements regarding the resolution of the Board of Directors of the Company on March 27, 2019 to cancel the Company’s dividend distribution policy.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

13.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communications (Bezeq Fixed-Line)
Internet - infrastructure	1,126	1,147	372	381	1,525
Fixed-line telephony	775	855	253	275	1,130
Transmission and data communication	571	578	191	191	769
Cloud and digital services	208	197	69	69	260
Other services	167	156	58	45	199
	2,847	2,933	943	961	3,883
Cellular telephony - Pelephone
Cellular services and terminal equipment	1,265	1,286	438	438	1,713
Sale of terminal equipment	459	507	157	155	688
	1,724	1,793	595	593	2,401

Multi-channel television - DBS	1,013	1,117	333	367	1,473

International communications, ISP, and NEP services - Bezeq International	969	987	316	323	1,338

Others	174	165	60	57	226

	6,727	6,995	2,247	2,301	9,321

14.	General and Operating Expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	540	527	183	167	737
Interconnectivity and payments to domestic and international operators	576	585	193	197	789
Maintenance of buildings and sites	203	213	70	74	286
Marketing and general	361	426	120	135	555
Consumption and impairment of content (Note 3.1)	485	480	149	155	653
Services and maintenance by sub-contractors	201	207	63	68	277
Vehicle maintenance	54	56	16	19	82
	2,420	2,494	794	815	3,379

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

15.	Other Operating Expenses (Income), Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain (mainly from the sale of real estate (Note 7)	(472)	(7)	(11)	(1)	(1)
Expenses (income) for severance pay in voluntary redundancy	(21)	99	3	6	559
Provision for claims	3	21	2	1	91
Expenses for severance due to the efficiency arrangement in DBS (Note 9.1)	45	-	-	-	-
Expenses for severance due to the efficiency agreement in Bezeq International (Note 9.2)	45	-	45	-
Profit from sale of an associate	-	-	-	-	(14)
Others	-	-	-	-	(1)
Total operating expenses (income), net	(400)	113	39	6	634

16.	Financing Expenses (Income), Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	268	279	94	95	370
Costs for early repayment of loans and debentures (Note 8.3)	73	-	73	-	-
Financing expenses for employee benefits	72	11	42	4	9
Linkage and exchange rate differences	31	43	-	13	63
Financing expenses for lease commitments	22	17	9	7	26
Change in fair value of financial assets at fair value through profit or loss.	9	-	3	-	-
Other financing expenses	6	10	3	3	5
Changes in liability for contingent consideration for a business combination	-	23	-	5	43
Total financing expenses	481	383	224	127	516
Income for credit in sales	23	23	8	8	30
Linkage and exchange rate differences	-	-	5	-	-
Other financing income	18	15	6	10	27
Change in fair value of financial assets at fair value through profit or loss.	-	18	-	-	24
Total financing income	41	56	19	18	81

Financing expenses, net	440	327	205	109	435

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

17.	Financial Instruments

17.1	Fair value

17.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 31.8 to the Annual Financial Statements.

	September 30, 2019		September 30, 2018		December 31, 2018
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	3,882	4,037	4,734	4,897	4,235	4,324
Debentures issued to the public (CPI-linked)	3,490	3,655	4,129	4,342	3,464	3,602
Debentures issued to the public (unlinked)	2,226	2,327	1,659	1,694	2,215	2,214
Debentures issued to financial institutions (CPI-linked)	471	498	15	15	8	8
Debentures issued to financial institutions (unlinked)	430	454	256	268	202	211
	10,499	10,971	10,793	11,216	10,124	10,359

17.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 31.7 to the Annual Financial Statements.

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: Investment in marketable securities at fair value through profit or loss	313	3	18
Level 2: forward contracts	(160)	(170)	(135)
Level 3: contingent consideration for a business combination	-	20	-

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

18.	Segment Reporting

18.1	Operating segments

	Nine months ended September 30, 2019 (Unaudited):
	Domestic fixed-line communications	Cellular communications*	International communications and internet services	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,847	1,724	969	1,013	174	-	6,727
Inter-segment revenues	241	36	40	1	7	(325)	-
Total revenues	3,088	1,760	1,009	1,014	181	(325)	6,727

Depreciation and amortization	636	469	139	252	11	(82)	1,425

Segment results – operating profit (loss)	1,846	(2)	32	(96)	4	(908)	876
Financing expenses	473	15	12	16	1	(36)	481
Financing income	(19)	(46)	(2)	(5)	-	31	(41)
Total financing expenses (income), net	454	(31)	10	11	1	(5)	440

Segment profit (loss) after financing expenses, net	1,392	29	22	(107)	3	(903)	436
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	1,392	29	22	(107)	1	(903)	434
Income tax	334	7	5	2	2	1,166 ***	1,516
Segment results – net profit (loss)	1,058	22	17	(109)	(1)	(2,069)	(1,082)

*	The impairment loss in the cellular communications segment described in Note 5.1 is presented under adjustments.

**	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 5.2. The impairment loss is presented as part of the adjustments. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 19.3 for condensed selected information from the financial statements of DBS.

***	See Note 6 for information about the write-off of the tax assets for the losses of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

18.1	Operating segments (contd.)

	Nine months ended September 30, 2018 (Unaudited):
	Domestic fixed-line communications	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,933	1,793	987	1,117	165	-	6,995
Inter-segment revenues	237	32	34	-	9	(312)	-
Total revenues	3,170	1,825	1,021	1,117	174	(312)	6,995

Depreciation and amortization	633	478	134	239	16	109	1,609

Segment results – operating profit (loss)	1,311	2	95	(17)	(25)	(104)	1,262
Financing expenses	376	14	12	10	-	(29)	383
Financing income	(23)	(42)	(1)	(17)	-	27	(56)
Total financing expenses (income), net	353	(28)	11	(7)	-	(2)	327

Segment profit (loss) after financing expenses, net	958	30	84	(10)	(25)	(102)	935
Share in losses of associates	-	-	-	-	(3)	-	(3)
Segment profit (loss) before income tax	958	30	84	(10)	(28)	(102)	932
Income tax	236	8	20	1	-	(22)	243
Segment results – net profit (loss)	722	22	64	(11)	(28)	(80)	689

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

18.1	Operating segments (contd.)

	Three months ended September 30, 2019 (Unaudited):
	Domestic fixed-line communications	Cellular communications*	International communications and internet services	Multi-channel television **	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	944	595	316	333	59	-	2,247
Inter-segment revenues	81	17	13	1	3	(115)	-
Total revenues	1,025	612	329	334	62	(115)	2,247

Depreciation and amortization	225	157	47	93	4	(45)	481

Segment results – operating profit (loss)	440	16	(20)	(29)	6	46	459
Financing expenses	214	7	4	7	1	(9)	224
Financing income	(7)	(15)	(1)	(3)	-	7	(19)
Total financing expenses (income), net	207	(8)	3	4	1	(2)	205

Segment profit (loss) after financing expenses, net	233	24	(23)	(33)	5	48	254
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	233	24	(23)	(33)	4	48	253
Income tax	58	6	(5)	1	2	-	62
Segment results – net profit (loss)	175	18	(18)	(34)	2	48	191

*	The impairment loss in the cellular communications segment described in Note 5.1 is presented under adjustments.

**	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 5.2, Impairment Loss, is presented as part of the adjustments. This is in accordance with the manner in which the Group’s chief operating decision maker evaluates the performance of the segment and makes decisions regarding the allocation of resources to the segment. In addition, see Note 19.3 for condensed selected information from the financial statements of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

18.1	Operating segments (contd.)

	Three months ended September 30, 2018 (Unaudited):
	Domestic fixed-line communications	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	961	593	323	367	57	-	2,301
Inter-segment revenues	82	11	10	-	1	(104)	-
Total revenues	1,043	604	333	367	58	(104)	2,301

Depreciation and amortization	218	161	46	81	5	36	547

Segment results – operating profit (loss)	451	(2)	31	1	(12)	(40)	429
Financing expenses	122	4	4	3	(1)	(5)	127
Financing income	(9)	(15)	-	-	-	6	(18)
Total financing expenses (income), net	113	(11)	4	3	(1)	1	109

Segment profit (loss) after financing expenses, net	338	9	27	(2)	(11)	(41)	320
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	338	9	27	(2)	(12)	(41)	319
Income tax	81	3	7	-	-	(6)	85
Segment results – net profit (loss)	257	6	20	(2)	(12)	(35)	234

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

18.1	Operating segments (contd.)

	Year ended December 31, 2018 (Audited)
	Domestic fixed-line communications	Cellular communications	International communications and internet services	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,883	2,401	1,338	1,473	226	-	9,321
Inter-segment revenues	313	42	53	-	15	(423)	-
Total revenues	4,196	2,443	1,391	1,473	241	(423)	9,321

Depreciation and amortization	850	655	194	323	21	146	2,189

Segment results – operating profit (loss)	1,224	(2)	116	(56)	(36)	(1,794)	(548)
Financing expenses	502	22	16	16	-	(40)	516
Financing income	(32)	(56)	(1)	(27)	-	35	(81)
Total financing expenses (income), net	470	(34)	15	(11)	-	(5)	435

Segment profit (loss) after financing expenses, net	754	32	101	(45)	(36)	(1,789)	(983)
Share in profits (losses) of associates	-	-	1	-	(4)	-	(3)
Segment profit (loss) before income tax	754	32	102	(45)	(40)	(1,789)	(986)
Income tax	187	8	25	3	-	(143)	80
Segment results – net profit (loss)	567	24	77	(48)	(40)	(1,646)	(1,066)

*	Results of the multi-channel television segment are presented net of the impairment loss set out in Note 11.4 to the Annual Financial Statements. The impairment loss is presented as part of the adjustments. In addition, see Note 19.3 for condensed selected information from the financial statements of DBS.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

18.2	Adjustment of profit or loss for reporting segments

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	1,780	1,391	407	481	1,282
Financing expenses, net	(440)	(327)	(205)	(109)	(435)
Adjustments for the multi-channel television segment	47	-	50	-	-
Profit (loss) for operations classified in other categories and other adjustments	-	(25)	2	(12)	(36)
Share in losses of associates	(2)	(3)	(1)	(1)	(3)
Impairment loss of assets	(951)	-	-	-	(1,638)
Amortization of surplus cost for intangible assets	-	(104)	-	(40)	(156)
Profit (loss) before taxes on income	434	932	253	319	(986)

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

19.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

In the fourth quarter of 2018, Pelephone, Bezeq International, and DBS decided to change the presentation method in the statement of income to a classification method based on the nature of the expense, similar to the method used in the Group’s reports. The comparative figures for the nine- and three-months period ended September 30, 2018 were reclassified according to the new classification method.

19.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,019	948	913
Non-current assets	3,106	3,133	3,211
Total assets	4,125	4,081	4,124
Current liabilities	642	656	619
Long-term liabilities	762	729	806
Total liabilities	1,404	1,385	1,425
Equity	2,721	2,696	2,699
Total liabilities and equity	4,125	4,081	4,124

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from services	1,292	1,318	446	449	1,755
Revenues from sales of terminal equipment	468	507	166	155	688
Total revenues from services and sales	1,760	1,825	612	604	2,443
Costs of activity
General and operating expenses	1,009	1,048	348	344	1,402
Salaries	279	289	89	94	379
Depreciation and amortization	469	478	157	161	655
Total operating expenses	1,757	1,815	594	599	2,436
Other operating expenses, net	5	8	2	7	9
Operating profit (loss)	(2)	2	16	(2)	(2)
Financing expenses (income)
Financing expenses	15	14	7	4	22
Financing income	(46)	(42)	(15)	(15)	(56)
Financing income, net	(31)	(28)	(8)	(11)	(34)

Profit before income tax	29	30	24	9	32
Income tax	7	8	6	3	8
Profit for the period	22	22	18	6	24

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

19.2	Bezeq International Ltd.

Selected data from the statement of financial position

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	476	471	513
Non-current assets	787	862	831
Total assets	1,263	1,333	1,344
Current liabilities	304	341	345
Long-term liabilities	172	230	222
Total liabilities	476	571	567
Equity	787	762	777
Total liabilities and equity	1,263	1,333	1,344

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	1,009	1,021	329	333	1,391
Costs of activity
General and operating expenses	582	561	194	184	776
Salaries	196	228	63	70	297
Depreciation and amortization	139	134	47	46	194
Other expenses, net	60	3	45	2	8
Total operating expenses	977	926	349	302	1,275

Operating profit (loss)	32	95	(20)	31	116
Financing expenses (income)
Financing expenses	12	12	4	4	16
Financing income	(2)	(1)	(1)	-	(1)
Financing expenses, net	10	11	3	4	15
Share in the profits of equity-accounted investees	-	-	-	-	1
Profit (loss) before income tax	22	84	(23)	27	102
Income tax	5	20	(5)	7	25
Profit (loss) for the period	17	64	(18)	20	77

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

19.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	198	285	220
Non-current assets	283	1,328	286
Total assets	481	1,613	506
Current liabilities	500	586	575
Long-term liabilities	104	71	112
Total liabilities	604	657	687
Capital (capital deficit)	(123)	956	(181)
Total liabilities and equity	481	1,613	506

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	1,014	1,117	334	367	1,473
Costs of activity
Operating expenses, general, and impairment	693	712	211	229	956
Depreciation, amortization, and impairment losses	173	239	50	81	323
Salaries	162	174	52	56	233
Other operating expenses (income), net	35	9	1	-	17
Impairment loss	-	-	-	-	1,100
Total operating expenses	1,063	1,134	314	366	2,629

Operating profit (loss)	(49)	(17)	20	1	(1,156)
Financing expenses (income)
Financing expenses	16	8	7	3	15
Financing income	(5)	(17)	(3)	-	(27)
Financing expenses for shareholder loans	-	2	-	-	1
Financing expenses (income), net	11	(7)	4	3	(11)

Profit (loss) before income tax	(60)	(10)	16	(2)	(1,145)
Income tax expenses	2	1	1	-	3
Loss for the period	(62)	(11)	15	(2)	(1,148)

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2019 (Unaudited)

20.	Subsequent Events

20.1	Further to Note 33.3 to the Annual Financial Statements regarding the resolution of the Company’s Board of Directors on March 27, 2019 to apply for a permit to publish a prospectus for completion, which is based on the Company’s financial statements as at December 31, 2018, since the discussions with the Israel Securities Authority have not been completed, the application for a permit is for the publication of a prospectus for completion that will be based on the Company’s financial statements at a later date after completion of the discussions with the ISA. At this stage, as set out in Note 8.2 above, the Company has executed a private placement of debentures and it intends to continue to take steps to list the debentures for trading on the TASE, subject to the law, the publication of a prospectus, and the receipt of the required permits.

20.2	See Note 9.1 for information about the extension of the collective agreement signed by DBS on November 17, 2019.

20.3	See Note 9.3 for information about the approval of the Company’s Board of Directors on November 6, 2019 for the early retirement plan.

20.4	See Note 9.4 for information about Pelephone’s renewal of the collective agreement on November 13, 2019.